Securities and Exchange Commission
                          Washington, D.C. 20549

                              SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 5)

                            TUTOGEN MEDICAL, INC.
                              (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                               901 107 10 2
                              (CUSIP Number)

                  Thomas W. Pauken, Liquidating Trustee
               Capital Partners II, Ltd. Liquidating Trust
          (successor to Renaissance Capital Partners II, Ltd.)

                      5646 Milton Street, Suite 900
                           Dallas, Texas 75206
                             (214) 378-9340
         (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                            November 7, 2003
           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.








CUSIP No. 901 107 10 2
______________________________________________________________________________

(1)  Names of reporting persons
     I.R.S. Identification Nos. of above persons (entities only)

     Capital Partners II, Ltd. Liquidating Trust                75-6590369
______________________________________________________________________________

(2)  Check the appropriate box if a member of a group                      [ ]


______________________________________________________________________________

(3)  SEC use only


______________________________________________________________________________

(4)  Source of funds

     OO
______________________________________________________________________________

(5)  Check if disclosure of legal proceedings is required pursuant to Items
     2(d) or 2(e)                                                         [ ]
______________________________________________________________________________

(6)  Citizenship or place of organization

     Texas
______________________________________________________________________________

     Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power

     3,624,926
______________________________________________________________________________

(8)  Shared voting power

     0
______________________________________________________________________________

(9)  Sole dispositive power

     3,624,926
______________________________________________________________________________

(10) Shared dispositive power

     0
______________________________________________________________________________

(11) Aggregate amount beneficially owned by each reporting person

     3,624,926
______________________________________________________________________________

(12) Check if the aggregate amount in Row (11) excludes certain shares     [ ]

______________________________________________________________________________

(13) Percent of class represented by amount in Row (11)

     23.17 %
______________________________________________________________________________

(14) Type of reporting person

     OO
______________________________________________________________________________




Item 1.  Security and Issuer

    The Schedule 13D filed by Renaissance Capital Partners II, Ltd. on February 10, 1999 with respect to securities of Tutogen Medical, Inc., as previously amended, is hereby further amended as set forth in this Amendment No. 5. Except as amended herein, the disclosure contained in the original
Schedule 13D, as amended, remains in effect. Capitalized terms used but not defined herein shall have the meanings ascribed in the original Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration

    This Amendment No. 5 does not report the acquisition of any additional securities.


Item 4.  Purpose of Transaction

    The proceeds of the sale identified in Item 5 below were used to reduce short term of indebtedness of the Trust and provide working capital for the Trust.

    On November 3, 2003, Tutogen issued a press release announcing that it has entered into a non-binding letter agreement with an unaffiliated private equity firm proposing to acquire all of the outstanding shares of common stock of Tutogen for $6.00 per share in cash. The proposal is subject to a due diligence review and the execution of definitive transaction documents. The text of the press release is filed as Exhibit 99.1 to a report on Form 8-K filed by Tutogen on November 4, 2003 and is incorporated herein by reference.


Item 5.  Interest in Securities of the Issuer

    On November 7, 2003, the Trustee sold 30,000 shares of Tutogen common stock for a price of $5.51 per share in a transaction on the American Stock Exchange. Following the sale, the Trust owned 3,624,926 shares of Tutogen common stock.


Item 7.  Material to be Filed as Exhibits

    None.


                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 11, 2003             CAPITAL PARTNERS II, LTD.
                                    LIQUIDATING TRUST


                                    By: _________/s/____________
                                        Thomas W. Pauken
                                        Liquidating Trustee